UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Sparton Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
847235
(CUSIP Number)
March 3, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)	☐
Rule 13d-1(c)	☑
Rule 13d-1(d)	☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment of containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of the cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of that Act.

CUSIP No.	847235108

1	NAMES OF REPORTING PERSONS Judith A. Sare

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		360,964

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		371,285

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		360,964

WITH:	8	SHARED DISPOSITIVE POWER

		371,285

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	732,249

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
(a)	Sparton Corporation

(b)	425 North Martingale Road Schaumburg, Illinois 60173
Item 2. Identity and Background

(a) (b) (c) (d) (e)	Name: Residence Address: Citizenship: Title of Class of Securities: CUSIP Number:	Judith A. Sare 3 North Park Circle, Palm Coast, Florida 32137 United States of America Common Stock 847235108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-(2(b) or (c), check whether the person filing is a:
     Not Applicable
Item 4. Ownership.

(a)	Amount beneficially owned:	732,249
(b)	Percent of class:	7.1%
(c)	Number of shares as to which the person has:
	(i) sole power to vote or to direct the vote	360,964
	(ii) shared power to vote or direct the vote	371,285
	(iii) sole power to dispose or direct the disposition of	360,964
	(iv) shared power to dispose or to direct the disposition of:	371,285
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
     Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not Applicable

Item 8. Identification and Classification of Members of the Group.
     Not Applicable
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Judith A. Sare
Judith A. Sare March 28, 2010